02019674

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

RECD S.E.C. MAR 0 4 2002 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van der Moolen Options U.S.A. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street, Suite 510
(No. and Street)

Philadelphia,	Pennsylvania	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Gocke 215 864 9900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Philip H. Gocke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van der Moolen Options U.S.A. LLC, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

NOTARIAL SEAL
RENEE A. BOR, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Nov. 3, 2003

This report contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 2410.17a-5(e)(3).*

Van der Moolen Options U.S.A. LLC and Subsidiary
(formerly known as Tague Van der Moolen LLC)
(an indirect wholly owned subsidiary of Van der Moolen Holding N.V., Netherlands)

Consolidated Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of Van der Moolen Options U.S.A. LLC and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Options U.S.A. LLC and its subsidiary (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

Van der Moolen Options U. S. A. LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2001

Assets:	
Cash and cash equivalents	$ 373,533
Financial instruments owned, at fair value	
Marketable, available for pledge	120,780,841
Not readily marketable, at estimated fair value	160,000
Receivable from clearing broker	129,633,352
Limited partnership investment	1,349,807
Memberships in exchanges, at cost	657,500
Receivables:	
Taxes receivable	222,738
Deferred tax asset	113,725
Other	311,496
Cash surrender value of life insurance	219,617
Prepaid expenses	34,709
Fixed assets, at cost, less accumulated depreciation of $425,306	161,847
Total assets	$ 254,019,165
Liabilities and Members' Equity	
Liabilities:	
Financial instruments sold, but not yet purchased, at fair value	$ 242,803,093
Payable to clearing broker	1,136,153
Accounts payable and accrued expenses	1,424,715
Promissory note to affiliate	4,500,000
Total liabilities	249,863,961
Commitments and contingent liabilities (Note 8)	
Members' Equity:	
Total member's equity	4,155,204
Total liabilities and member's equity	$ 254,019,165

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. ORGANIZATION

Van der Moolen Options U.S.A. LLC (the "Company"), formerly known as Tague Van der Moolen LLC, is a registered equity option specialist and equity market maker on the Philadelphia Stock Exchange; a Designated Primary Market Maker and market maker on the Chicago Board of Options Exchange; an Electronic Access Member on the International Securities Exchange and is involved in proprietary trading of stocks and options. The Company, through its wholly owned subsidiary Tague Securities GmbH ("GmbH"), is a market maker in equity and index options in Frankfurt, Germany on the EUREX Exchange. The Company is a Delaware Limited Liability Company and is wholly-owned by Mill Bridge V, Inc. ("MB"), which is an indirect wholly-owned subsidiary of Van der Moolen Holding N.V., Netherlands. Prior to October 1, 2001, the Company was 83.01% owned by MB and 16.99% owned by Tague Securities Corporation ("TSC") and four individuals. Such 16.99% ownership interest was sold to MB.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, GmbH. All intercompany transactions have been eliminated in consolidation.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents:

The Company has defined cash and cash equivalents as demand deposits and treasury bills held at banks with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Instruments:

The consolidated statement of financial condition reflects purchases and sales of financial instruments on a trade-date basis.

Receivables and payables for financial instruments transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as receivable or payable to clearing broker for each respective clearing broker.

An investment in a limited partnership is carried under the equity method of accounting, which approximates fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued):

Fair value for financial instruments owned and sold, but not yet purchased are generally based on market prices or broker or dealer quotations. Financial instruments not readily marketable are valued at fair value, as determined by management.

Translation of Foreign Currencies:

Consolidated statement of financial condition amounts denominated in foreign currencies are translated at year-end rates of exchange with the resulting variances attributable to translation recorded in operating results.

Memberships in Exchanges:

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment in value.

Cash Surrender Value of Life Insurance:

Cash surrender value of life insurance consists primarily of contractual rights under split-dollar life insurance agreements on the lives of certain officers and directors. The policies are owned by the trusts of the officers and directors. The Company pays the premiums on the policies.

Upon death or departure of an insured party, the insured party's trust must repay all loans against the policy for premiums previously paid by the Company. Additionally, policy proceeds in excess of the amount (net premiums paid plus interest) due to the Company under terms of the split-dollar insurance agreements (cash surrender value) will be distributed to the designated beneficiaries of the insured party.

Fixed Assets:

Fixed assets which consist of furniture, equipment, software and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation and amortization are provided by accelerated methods over the estimated useful lives of the assets, which range from five to seven years. Expenditures which substantially increase useful lives are capitalized. Maintenance and repairs are expensed as incurred.

Income Taxes:

Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes."

3. FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company trades financial instruments involving off-balance sheet market risk.

Derivative Financial Instruments:

The Company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. The adoption of this statement did not have a material effect on the Company's consolidated statement of financial condition.

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. If market prices are not readily available, fair value is utilized. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk:

Foreign currency futures and forward contracts provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual amounts related to the financial instruments reflect volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts have credit risk to the extent that such contracts are carried for the Company by its clearing broker. The credit risk for forward contracts and options is limited to the unrealized market gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Company terminated its foreign currency futures, forwards, and options activities during 2001. No open positions exist at December 31, 2001.

3. **FINANCIAL INSTRUMENTS (Continued):**

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2001, at market value of the financial instruments and will incur a loss if the market value of the financial instruments increases subsequent to December 31, 2001.

The Company uses statistical methodology to assist in managing its exposure to such market risks. As a result, the Company takes positions in such financial instruments that reduce its total exposure to changes in market conditions. Additionally, the Company cleared its foreign currency options, forward and futures contracts with the same counterparty in order to minimize its credit exposure.

Financial instruments owned and sold, but not yet purchased:

Financial instruments owned and sold, but not yet purchased at December 31, 2001 at market value, consisted of the following:

	Owned	Sold, But Not Yet Purchased
Common stocks	$ 50,288,163	$ 150,752,378
Listed equity options	70,492,678	92,050,715
	$ 120,780,841	$ 242,803,093

Not readily marketable securities consist of the Company's investment in three private companies. These investments are valued at cost, which management has determined approximates fair value. At December 31, 2001, these securities at estimated fair values consist of the following:

Shares/Units	Company	Value
1,000	Healthworks Alliance, Inc.	$ 100,000
50,000	Adaptiv Learning Systems LP	50,000
10	First Options of Chicago, Inc. Series A Preferred	10,000
		$ 160,000

4. LIMITED PARTNERSHIP INVESTMENT

The Company is a member in Midwest Partners, LLC, an Illinois Limited Liability Company, which acts as a Designated Primary Market Maker on the Chicago Board of Options Exchange. The Company made an initial capital contribution of $1,500,000 in October 1999 and an additional contribution of $125,800 in February 2001. At December 31, 2001, Midwest Partners LLC had received loans totaling $749,500, of which $562,000 was loaned by Van der Moolen Holdings N.V., the Company's ultimate parent. Such loans bear interest of 8% to 12% and mature on January 31, 2002. (See note 9)

Pertinent financial information regarding Midwest Partners LLC as of December 31, 2001:

Statement of Financial Condition (Unaudited):

Assets	$	91,643,717
Liabilities	$	88,139,836
Limited liability company member capital		3,503,881
Total Liabilities and Capital	$	91,643,717

In addition to the initial capital contribution of the investment in Midwest Partners, LLC, the Company has agreed to make additional capital contributions up to $3,750,000. The Company's remaining commitment is $3,642,200 at December 31, 2001. The Company may also be called to fund losses, which reduce capital contributions below $2,000,000.

5. RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The amounts receivable from and payable to clearing brokers at December 31, 2001 consisted of the following:

	Receivable	Payable
Margin account with First Options of Chicago, Inc.	$ 129,633,352	$ —
Margin account with Fortis Bank (Nederland) N.V., Germany	—	1,136,153
	$ 129,633,352	$ 1,136,153

The First Options of Chicago, Inc. balance represents the net proceeds of financial instruments sold, but not yet purchased. Such amounts are subject to margin and other requirements and may not be available for general use, except to close out open short positions.

6. CONCENTRATIONS OF CREDIT RISK AND FINANCING ACTIVITIES

At December 31, 2001, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased, receivable from clearing broker and payable to clearing broker are amounts held by or due to its clearing brokers. At December 31, 2001, a credit concentration with the clearing brokers consisted of approximately $ 6,474,947, representing the net market value of the Company's trading accounts. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk. The agreements with the Company's clearing brokers permit the Company's securities and financial instruments to be pledged to clearing broker, depositories and other financial institutions for the purpose of financing the Company's trading activities.

7. MEMBERSHIPS IN EXCHANGES

Stock exchange memberships owned by the Company and reflected at cost at December 31, 2001 consisted of the following:

	Cost	Market Value
Chicago Board of Options Exchange	$ 465,000	$ 370,000
Philadelphia Stock Exchange with option privileges	190,500	525,000
Foreign Currency Option Participations	1,000	1,000
Philadelphia Board of Trade Memberships	1,000	1,600
Total	$ 657,500	$ 897,600

During the year ended December 31, 2001, the Company sold three Foreign Currency Option Participations and one Philadelphia Board of Trade Membership for $500 each.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company and its subsidiary have obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001 are approximately as listed below:

For the year ended December 31,	
2002	$ 174,274
2003	171,357
2004	174,706
2005	178,055
2006	150,705
Total	$ 849,097

The Company's agreement to lease seats on the International Securities Exchange was terminated (without recourse or payment).

9. RELATED PARTY TRANSACTIONS

The Company has a promissory note due to Van der Moolen International, B.V. Inc. (a wholly owned subsidiary of Van der Moolen Holding N.V) totaling $4,500,000. The note bears interest at 8% and is due February 28, 2002 (see Note 15).

In connection with the loan made to the Company's affiliate Midwest Partners LLC by Van der Moolen Holding B.V., the Company acts as collection agent. The Company does not receive any remuneration for such services.

10. INCOME TAXES

Federal income taxes have not been provided for as the Company is treated as a partnership for federal income tax purposes. Members are individually liable for the taxes, if any, on his or her share of the Company's income and expenses. However, the Company is liable for Pennsylvania local and business taxes and Illinois state tax.

The Company is subject to corporate income tax and trade tax on earnings from GmbH. In addition, the Company's GmbH earnings are subject to the "solidarity surcharge" related to the unification of Germany.

Included in the tax receivables, $87,312 represents the tax refunds from German tax authorities for taxes withheld on interest and dividends.

Items that result in deferred tax assets and the related valuation allowance at December 31, 2001 are as follows:

German federal net operating loss carryforwards	$	157,877
Temporary differences relating to timing of recognition of GmbH unrealized trading gains and losses		(44,152)
Net deferred tax asset recognized on the consolidated statement of financial condition	$	113,725

The Company has not established a valuation allowance for deferred tax assets as it has a history of profitable operations and management believes that the tax asset will be fully realized through future operating profits. German federal net operating loss may be carried forward indefinitely.

11. DEFERRED COMPENSATION PLAN

Effective April 2, 1999, MB and TSC established deferred compensation contracts (the "contracts") for certain officers and key employees of the Company. On November 1, 2001, the Company, MB and TSC entered into an agreement with an escrow agent whereby funds necessary to satisfy deferred compensation payments were transferred to the escrow agent. The amount transferred to the escrow agent in cash on November 1, 2001 was $1,330,000 which will be used to satisfy the amount of deferred compensation payments to be made on April 1, 2002. In addition, the officers and key employees have entered into agreements releasing the Company from payment obligations under the contracts and accepting the escrow agent as the responsible party to fund the contractual obligations. The Company has agreed to act as payroll agent to facilitate the contractual payments, but no longer bears any direct responsibility to make such payments. At December 31, 2001, the total amount held by the escrow agent is $1,330,000. In accordance with a pre-existing agreement, any funds held by the escrow agent not needed to satisfy the contracts (including interest earned by the escrow agent), are to be returned to MB and TSC pursuant to a formula agreed by these parties.

12. 401(K) PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing Plan. All employees are eligible to participate in the Company's 401(k) plan as long as they meet certain age and length-of-service requirements.

13. NET CAPITAL REQUIREMENTS

The Company clears its U.S. securities transactions through First Options of Chicago, Inc. ("FOC"). FOC is responsible for the security haircuts on all specialist and market maker positions.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Rules of the Chicago Board of Options Exchange ("CBOE"). This requires the maintenance of minimum net capital by requiring the ratio of aggregate indebtedness to net capital, as defined, to not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $1,869,098 which was $1,474,512 in excess of its required net capital of $394,586. The Company's net capital ratio was 3 to 1.

14. POST RETIREMENT BENEFITS

In connection with MB's acquisition of the Company, and MB's acquisition of TSC's interest in the Company, certain post-retirement benefits are due to a former owner of the Company. The Company paid $3,540 for such benefits for the year ended December 31, 2001 and is obligated to make future payments of $48,380 to continue such benefits through March 31, 2005.

15. SUBSEQUENT EVENT

On February 14, 2002, the promissory note to Van der Moolen International, B.V. Inc. was converted into a subordinated loan. The subordinated loan has been approved by the CBOE as includable capital for the Company's 15c3-1 net capital calculations. This loan is due February 15, 2005 and bears interest at 8%, payable quarterly.